

September 6, 2011

Via E-mail
Mr. Joseph V. Taranto
Chairman and Chief Executive Officer
Everest Reinsurance Holdings, Inc.
477 Martinsville Road
Post Office Box 830
Liberty Corner, New Jersey 07938

>   **Re: Everest Reinsurance Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 30, 2011**
>   **File No. 033-71652**

Dear Mr. Taranto:

We have reviewed your August 11, 2011 response to our July 14, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
1B. Investments, page F-7

1.   Please refer to prior comments one and two. Please provide us proposed disclosure to be included in future filings required by ASC 825-10-50-28 through 50-32 for those securities where you elected the fair value option. For example it appears that you are missing the disclosure required by paragraphs 50-28(a) and (b) and 50-30(b).

Mr. Joseph V. Taranto
Everest Reinsurance Holdings, Inc.
September 6, 2011
Page 2

16. Contingencies, page F-37

2.   Please refer to your response to prior comment five.

- Regarding matters relating to your insurance and reinsurance business, you indicate that you consider these matters in determining your reserves for loss and loss adjustment expenses. You continue to disclose that "an adverse resolution of one or more of these items in any one quarter or fiscal year could have a material adverse effect on the Company's results of operations in that period." This disclosure appears to indicate there is at least a reasonable possibility that a material loss exceeding amounts already recognized may have been incurred. Please tell us how you considered SAB Topic 5.W., which appears to require additional disclosure. Please provide us revised proposed disclosure to be included in future filings.

- Regarding your statement in your response that there are no known significant pending legal issues not involving insurance or reinsurance business activity, please provide us proposed disclosure to be included in future filings to indicate, if true, that these matters are not material to your financial statements, or provide us proposed disclosure to be included in future filings to either disclose an estimate of the additional loss or range of loss or state that such an estimate cannot be made as required by ASC 450-20-50-4b.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant